UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CARDIOME PHARMA CORP.
(Name of Subject Corporation (issuer))

CARDIOME PHARMA CORP. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, Without Par Value
(Title of Class of Securities)

14159U202
(CUSIP Number of Class of Securities)

Cardiome Pharma Corp.
Attention: Curtis Sikorsky, Chief Financial Officer
6190 Agronomy Road, 6th floor, Vancouver, British Columbia, Canada V6T 1Z3
(800) 330-9928
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Riccardo A. Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$27,500,000	$1,534.50

(1)
 Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 5,392,157 common shares and the maximum tender offer price of $5.10 per common share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,534.50
Form or Registration No.:	Schedule TO
Filing Party:	Cardiome Pharma Corp.
Date Filed:	September 1, 2009

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO in connection with the offer by Cardiome Pharma Corp., a Canadian corporation ("Cardiome" or the "Company"), to purchase a number of its common shares, without par value (the "Shares"), up to an aggregate amount of US$27,500,000 at a price not less than US$4.25 per Share and not more than US$5.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2009 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular"), and the related Letter of Transmittal which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer".  This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and Circular, which was previously filed as Exhibit(a)(1)(A) on Schedule TO, is incorporated herein by reference in response to all the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 12.

Items 1 through 12 of the Schedule TO are hereby amended and supplemented by adding the following:

1. The section "Documents Incorporated By Reference" of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence of the first paragraph in this section is revised and restated as follows:

"We are incorporating by reference in this Offer to Purchase and the Circular the following documents that have been filed with securities commissions or similar authorities in Canada and have been filed with the U.S. Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule TO of which this Offer to Purchase and the Circular forms a part:"

2. The section "Cautionary Statement Regarding Forward-Looking Statements" of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence of the first paragraph is revised and restated as follows:

"This Offer to Purchase and Circular may contain statements that constitute "forward-looking information" or "forward-looking statements" within the meaning of Canadian securities laws."

3. The section "ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW MY TENDER?” is hereby revised and restated as follows:

"Yes. You may withdraw any common shares you have tendered (a) at any time before the Offer expires, (b) at any time before we accept your common shares for purchase, (c) subject to certain exceptions, at any time within ten business days after we file a notice of change or notice of variation, (d) if we do not pay for your common shares within three business days after we take such common shares up, or (e) if we do not accept the common shares for payment within forty business days after the commencement of the Offer. See Section 6 of the Offer to Purchase, “Withdrawal Rights”."

4. The section "Withdrawal Rights" of the Offer to Purchase is hereby amended and supplemented as follows:

The word "or" at the end of sub-paragraph (c) in the first paragraph of this section is deleted.

The period at the end of sub-paragraph (d) in the first paragraph of this section is deleted and replaced with a semi-colon followed by the word “or”.

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Immediately following sub-paragraph (d) in the first paragraph of this section, the following sub-paragraph is added:

"(e) if we do not accept the common shares for payment within forty business days after the commencement of the Offer."

5. The section "Conditions of the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence of the first paragraph up to and including the colon in this section is revised and restated as follows:

"Notwithstanding any other provision of the Offer, we shall not be required to accept for purchase, to purchase or to pay for any common shares deposited, and may terminate or cancel the Offer or may postpone the payment for common shares deposited, if, on or before the Offer expires, any of the following events shall have occurred (or shall have been determined by us to have occurred) which, in our sole judgment, acting reasonably, in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:"

6. The section "Conditions of the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

Sub-paragraph (c)(iii) of the first paragraph of this section is revised and restated as follows:

"(iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, or, in the case of an existing war, armed hostility or other international or national calamity directly or indirectly involving Canada or the United States at the commencement of the Offer, a material escalation of such war, armed hostility or other international or national calamity directly or indirectly involving Canada or the United States;"

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Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 1, 2009 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing commencement of Tender Offer, dated September 1, 2009
(a)(5)(ii)
The Company’s annual information form dated March 26, 2009 for the year ended December 31, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission (the “Commission”) on March 30, 2009).

(a)(5)(iii)
The Company’s audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditor’s report thereon (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(iv)
The Company’s management’s discussion and analysis of our financial condition and results of operation for the years ended December 31, 2008 and 2007 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(v)
The Company’s unaudited interim consolidated financial statements as at and for the six month periods ended June 30, 2009 and 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vi)
The Company’s management’s discussion and analysis of our financial condition and results of operation for the six month period ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vii)
The Company’s material change report dated March 30, 2009 relating to the announcement of financial results for the year ended December 31, 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on March 30, 2009).

(a)(5)(viii)
The Company’s material change report dated April 20, 2009 relating to the announcement of a collaboration and license agreement with Merck & Co., Inc. for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on April 22, 2009).

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(a)(5)(ix)
The Company’s material change report dated August 11, 2009 relating to the announcement that Douglas G. Janzen has been appointed as Chief Executive Officer and President (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(x)
The Company’s material change report dated August 11, 2009 relating to the announcement of financial results for the six months ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(xi)
The Company’s material change report dated August 12, 2009 related to the announcement of an additional Phase 3 clinical trial for vernakalant (iv) (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(xii)
The Company’s management information circular dated May 18, 2009, distributed in connection with the annual general meeting of shareholders on June 15, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on May 26, 2009).

(b)	None.
(d)(1)*	Cardiome Amended Incentive Stock Option Plan.
(g)	None.
(h)	None.

* Previously filed with Cardiome’s Schedule TO on September 1, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Curtis Sikorsky
Name:	Curtis Sikorsky
Title:	Chief Financial Officer

Date:	September 18, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 1, 2009 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing commencement of Tender Offer, dated September 1, 2009
(a)(5)(ii)
The Company’s annual information form dated March 26, 2009 for the year ended December 31, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(iii)
The Company’s audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditor’s report thereon (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(iv)
The Company’s management’s discussion and analysis of our financial condition and results of operation for the years ended December 31, 2008 and 2007 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(v)
The Company’s unaudited interim consolidated financial statements as at and for the six month periods ended June 30, 2009 and 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vi)
The Company’s management’s discussion and analysis of our financial condition and results of operation for the six month period ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vii)
The Company’s material change report dated March 30, 2009 relating to the announcement of financial results for the year ended December 31, 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on March 30, 2009).

(a)(5)(viii)
The Company’s material change report dated April 20, 2009 relating to the announcement of a collaboration and license agreement with Merck & Co., Inc. for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on April 22, 2009).
(a)(5)(ix)
The Company’s material change report dated August 11, 2009 relating to the announcement that Douglas G. Janzen has been appointed as Chief Executive Officer and President (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(x)
The Company’s material change report dated August 11, 2009 relating to the announcement of financial results for the six months ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(xi)
The Company’s material change report dated August 12, 2009 related to the announcement of an additional Phase 3 clinical trial for vernakalant (iv) (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(xii)
The Company’s management information circular dated May 18, 2009, distributed in connection with the annual general meeting of shareholders on June 15, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on May 26, 2009).

(a)(5)	None.
(b)	None.
(d)(1)*	Cardiome Amended Incentive Stock Option Plan.
(g)	None.
(h)	None.

* Previously filed with Cardiome’s Schedule TO on September 1, 2009.